UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number   001-11339 and 001-12332

Protective Life Corporation

(Exact name of registrant as specified in its charter)

2801 Highway 280 South, Birmingham, Alabama 35223                          (205) 268-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

See Annex A attached hereto

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:     See Annex B hereto*

* Protective Life Corporation (the “Company”) became a wholly-owned subsidiary of The Dai-ichi Life Insurance Company, Limited, a kabushiki kaisha organized under the laws of Japan (now known as Dai-ichi Life Holdings, Inc.) (“Dai-ichi”) on February 1, 2015 pursuant to the terms of an Agreement and Plan of Merger, dated June 3, 2014 (the “Merger Agreement”), among the Company, Dai-ichi and DL Investment (Delaware), Inc., a Delaware corporation and wholly-owned subsidiary of Dai-ichi (the “Merger Sub”).  Pursuant to the terms of the Merger Agreement, as of February 1, 2015 all of the Company’s issued and outstanding shares of common stock, par value $0.50 per share, were cancelled and each share of common stock of the Merger Sub was converted into one share of the Company’s common stock, par value $0.01 per share.  Except for the Company’s 8.45% Senior Notes due 2039 (for which there are approximately 54 record holders as of the date hereof), none of the Company’s securities previously registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 remain outstanding.

Pursuant to the requirements of the Securities Exchange Act of 1934, Protective Life Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 23, 2020	Protective Life Corporation

	By:	/s/ Paul R. Wells
Name: Paul R. Wells
Title: Senior Vice President, Chief Accounting Officer and Controller

Annex A

Common Stock, par value $0.50 per share

6.40% Senior Notes Due 2018

7.375% Senior Notes Due 2019

6 ⅛ Trust Originated Preferred SecuritiesSM Due 2034

6.25% Subordinated Debentures Due 2042

6.00% Subordinated Debentures Due 2042

8.45% Senior Notes Due 2039

Annex B

Title of Securities	Approximate Number of Holders of Record
Common Stock, par value $0.50 per share	0
6.40% Senior Notes Due 2018	0
7.375% Senior Notes Due 2019	0
6 ⅛ Trust Originated Preferred SecuritiesSM Due 2034	0
6.25% Subordinated Debentures Due 2042	0
6.00% Subordinated Debentures Due 2042	0
8.45% Senior Notes Due 2039	54